SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184499 10 1

(CUSIP Number)

Boone Pickens

(Names of Reporting Persons)

Drew A. Campbell

BP Capital, L.P.

8117 Preston Road, Suite 260

Dallas, Texas 75225

Telephone: (214) 265-4165

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BOONE PICKENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,155,444
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,155,444
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,155,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This Amendment No. 7 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007, as amended by Amendment No. 1 filed on September 26, 2008, Amendment No. 2 filed on January 29, 2010, Amendment No. 3 filed on June 7, 2011, Amendment No. 4 filed on September 9, 2011, Amendment No. 5 filed on January 4, 2012, Amendment No. 6 filed on November 9, 2012 (collectively, the “Schedule 13D”), on behalf of Boone Pickens (the “Reporting Person). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer

Unchanged.

Item 2. Identity and Background

Unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

On June 14, 2013, the Reporting Person entered into a Loan and Security Agreement (the “Green Loan Agreement”) with Green Energy Investment Holdings L.L.C. (“Green”), pursuant to which the Reporting Person borrowed an aggregate $57,500,000, which amount was used to fund (i) the purchase of a 7.5% convertible promissory note of the Issuer due July 11, 2018 in the principal amount of $25,000,000 (the “First Tranche Note”) and a 7.5% convertible promissory note of the Issuer due July 10, 2019 in the principal amount of $25,000,000 (the “Second Tranche Note” and, together with the First Tranche Note, the “Existing Notes”) for an aggregate purchase price of $42,500,000 pursuant to the Note Purchase Agreement (as defined below) and (ii) a loan (the “Third Tranche Loan”) by the Reporting Person to the Issuer in the principal amount of $15,000,000 in exchange for the issuance by the Issuer of a 7.5% convertible promissory note due June 14, 2020 (the “Third Tranche Note” and, together with the First Tranche Note and the Second Tranche Note, the “Convertible Notes”) pursuant to the Company Loan Agreement (as defined below). Borrowings under the Green Loan Agreement bear interest at the rate of 7.5% per annum (payable quarterly, in arrears, on March 31, June 30, September 30 and December 31 of each year). The Reporting Person is required to make a mandatory prepayment of the loans under the Green Loan Agreement, if (i) the Convertible Notes are exchanged for Common Stock under certain circumstances, (ii) the Issuer is in default under the Company Loan Agreement or (iii) the Reporting Person ceases to serve as a director of the Issuer. The Convertible Notes and the Reporting Person’s interests in certain unrelated entities holding oil and gas mineral rights were pledged as collateral under the Green Loan Agreement.

Item 4. Purpose of Transaction

Unchanged.

Item 5. Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate 24,155,444 shares of Common Stock, which includes 18,139,720 owned directly by the Reporting Person, 651,800 shares of Common Stock issuable upon the exercise of stock options granted to him under the Issuer’s Amended & Restated 2006 Equity Incentive Plan, 1,250,000 shares of Common Stock purchasable upon the exercise of the New Options held by the Reporting Person (all of which are currently exercisable) and 4,113,924 shares of Common Stock issuable upon the conversion of the Convertible Notes (all of which are currently exercisable), constituting in the aggregate approximately 25.9% of the shares of Common Stock outstanding.

The aggregate percentage of shares of Common Stock outstanding beneficially owned by the Reporting Person is based on 88,514,691 shares of Common Stock outstanding as of May 1, 2013, reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 8, 2013, plus 651,800 shares issuable upon exercise of the stock options granted to the Reporting Person under the Issuer’s Amended & Restated 2006 Equity Incentive Plan and 4,113,924 shares issuable upon the conversion of the Convertible Notes assuming a $15.80 conversion price. Such total does not include shares issuable upon exercise of the New Options, which were granted by persons other than the Issuer.

(b) The Reporting Person has sole voting and sole dispositive power over all of the 24,155,444 shares of Common Stock beneficially owned by him. Of these shares, 18,139,720 shares are owned directly by him, 651,800 shares are issuable to him upon the exercise of stock options granted to him under the Issuer’s Amended & Restated 2006 Equity Incentive Plan, 1,250,000 shares are purchasable by him upon the exercise of the New Options and 4,113,924 shares are issuable to him upon exercise of the Convertible Notes.

Section (c) of Item 5 is hereby amended to incorporate the additional language included in Item 3 of this Amendment and by adding the following.

(c) On June 14, 2013, the Reporting Person entered into a Note Purchase Agreement (the “Note Purchase Agreement”) by and among the Issuer, the Reporting Person, Green, Chesapeake NG Ventures Corporation (the “Seller”) and Chesapeake Energy Corporation (“Chesapeake”), providing for, among other things, (i) the acquisition by the Reporting Person of the Existing Notes, (ii) the assignment by the Seller to the Reporting Person of the Seller’s rights and obligations under the Loan Agreement (the “Existing Company Loan Agreement”), dated July 11, 2011, by and among the Seller, Chesapeake and the Issuer, including the Seller’s obligation to fund the Third Tranche Loan, and (iii) the assignment by the Seller to the Reporting Person of the Seller’s rights and obligations under the Registration Rights Agreement (the “Existing Registration Rights Agreement”), dated July 11, 2011, by between the Seller and the Issuer. Contemporaneously with the execution of the Note Purchase Agreement, the Reporting Person entered into the Loan Agreement with the Issuer (the “Company Loan Agreement”) with the same terms as the Existing Company Loan Agreement, other than changes to reflect the change in ownership, and a Registration Rights Agreement by and among the Issuer, the Reporting Person and Green, with the same terms as the Existing Registration Rights Agreement, other than changes to reflect the change in ownership.

The First Tranche Note was initially issued to the Seller on July 11, 2011, and the Second Tranche Note was initially issued to the Seller on July 10, 2012. Pursuant to the Note Purchase Agreement, the Issuer cancelled the existing convertible promissory notes representing the Convertible Notes and re-issued new promissory notes in the name of the Reporting Person. In addition, the Issuer issued the Third Tranche Note to the Reporting Person in exchange for the Reporting Person funding the Third Tranche Loan. Each Convertible Note was pledged by the Reporting Person as collateral under the Green Loan Agreement.

The Convertible Notes bear interest at the rate of 7.5% per annum (payable quarterly, in arrears, on March 31, June 30, September 30 and December 31 of each year) and are convertible at the Reporting Person’s option into shares of Common Stock at a conversion rate of $15.80 (the “Conversion Price”). Based on the aggregate principal amount of Convertible Notes outstanding on June 14, 2013, the Convertible Notes are convertible in the aggregate into 4,113,924 shares of Common Stock. Subject to certain restrictions, the Issuer may require the exchange of each Convertible Note into Common Stock if, following the second anniversary of the issuance of a Convertible Note, the Common Stock trades at a 40% premium to the Conversion Price for at least 20 trading days in any consecutive 30 trading day period. The entire principal balance of each Convertible Note is due and payable seven years following its initial issuance, and the Issuer may repay each Convertible Note in shares of Common Stock or cash. The Company Loan Agreement restricts the use of proceeds to financing the development, construction and operation of liquefied natural gas stations and payment of certain related expenses. The Company Loan Agreement also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Convertible Notes to become or to be declared due and payable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to incorporate the additional language included in Section (c) of Item 5 of this Amendment.

Item 7. Material to Be Filed as Exhibits

The following are filed as exhibits with this Amendment:

99.18	Note Purchase Agreement, dated June 14, 2013, by and among the Issuer, the Reporting Person, Green, the Seller and Chesapeake.

99.19	Loan and Security Agreement, dated June 14, 2013, by and between the Reporting Person and Green.

99.20	Loan Agreement, dated June 14, 2013, by and between the Issuer and the Reporting Person.

99.21	Registration Rights Agreement, dated June 14, 2013, by and among the Issuer, the Reporting Person and Green.

99.22	Convertible Promissory Note (First Tranche Note).

99.23	Convertible Promissory Note (Second Tranche Note).

99.24	Convertible Promissory Note (Third Tranche Note).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2013

By:	/s/ Boone Pickens
Name: Boone Pickens